UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Hemisphere Media Group, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 Par Value

(Title of Class of Securities)

42365Q103

(CUSIP Number)

Brian Peduto

Chief Financial Officer

Hawkeye Capital Management, LLC

800 Third Avenue, 9th Floor

New York, NY 10022

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 5, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  [X]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42365Q103

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Richard A. Rubin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [X]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 2,374,300 shares of Class A Common Stock 561,250 shares of Class A Common Stock issuable upon exercise of warrants
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 2,374,300 shares of Class A Common Stock 561,250 shares of Class A Common Stock issuable upon exercise of warrants

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,374,300 shares of Class A Common Stock 561,250 shares of Class A Common Stock issuable upon exercise of warrants
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 25.40%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 42365Q103

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Hawkeye Capital Master I.R.S. ID No. 98-0466159
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [X]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 2,374,300 shares of Class A Common Stock 561,250 shares of Class A Common Stock issuable upon exercise of warrants
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 2,374,300 shares of Class A Common Stock 561,250 shares of Class A Common Stock issuable upon exercise of warrants

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,374,300 shares of Class A Common Stock 561,250 shares of Class A Common Stock issuable upon exercise of warrants
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 25.40%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 42365Q103

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Hawkeye Capital Management, LLC I.R.S. ID No. 13-4092634
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [X]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 2,374,300 shares of Class A Common Stock 561,250 shares of Class A Common Stock issuable upon exercise of warrants
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 2,374,300 shares of Class A Common Stock 561,250 shares of Class A Common Stock issuable upon exercise of warrants

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,374,300 shares of Class A Common Stock 561,250 shares of Class A Common Stock issuable upon exercise of warrants
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 25.40%
14.	Type of Reporting Person (See Instructions) OO

Item 1. Security and Issuer

This statement relates to the Class A Common Stock, par value $0.0001 (the “Shares”), issued by Hemisphere Media Group, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is located at c/o Cine Latino, Inc., 2000 Ponce de Leon Boulevard, Suite 500, Coral Gables, FL 33134

Item 2. Identity and Background

This Schedule 13D is being jointly filed by Richard A. Rubin, Hawkeye Capital Management, LLC and Hawkeye Capital Master (collectively, the “Reporting Persons”) with respect to shares of Common Stock of Hemisphere Media Group, Inc. which the Reporting Persons may be deemed to beneficially own pursuant to Section 13(d) of the Exchange Act.

The principal place of business for Richard A. Rubin and Hawkeye Capital Management, LLC is 800 Third Avenue, 9th Floor, New York, NY 10022.

The principal place of business for Hawkeye Capital Master is P.O. Box 897GT, Windward 1 Regatta Office Park, West Bay Road, Georgetown, Grand Cayman, Cayman Islands.

Hawkeye Capital Management, LLC (“Hawkeye”) is primarily engaged in the business of investing in securities. Hawkeye provides advisory services to privately offered pooled investment vehicles exempt from registration under the Investment Company Act of 1940, as amended (collectively, the “Hawkeye Funds”). Richard A. Rubin is the Managing Member of Hawkeye. The Hawkeye Funds are organized in a master-feeder structure. Investors invest in one or more of the three feeder funds: Hawkeye Capital, L.P. and Hawkeye Capital Institutional, L.P. (the domestic feeder funds) and Hawkeye Capital Offshore (the offshore feeder fund). The feeder funds invest substantially all of their assets in the master fund, Hawkeye Capital Master.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of the Reporting Persons are set forth in Schedule A attached hereto.

None of the Reporting Persons nor any manager or executive officer of the Reporting Persons has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The securities reported herein as being beneficially owned by the Reporting Persons were acquired pursuant to the terms of the Agreement and Plan of Merger, dated January 22, 2013, (the "Merger Agreement") by and among the Azteca Acquisition Corporation (“Azteca”), InterMedia Español Holdings, LLC, Cine Latino, Inc. ("Cinelatino"), Hemisphere Media Group, Inc. ("Hemisphere"), a direct wholly-owned subsidiary of Cinelatino, Hemisphere Merger Sub I, LLC, Hemisphere Merger Sub II, Inc. and Hemisphere Merger Sub III, Inc. (the "Merger Agreement").  Pursuant to the terms of the Merger Agreement, the Reporting Persons’ shares of Class A common stock of Azteca (“Azteca Shares”) held by the Funds were exchanged for an equal number of shares of Common Stock of the Issuer. The Reporting Persons may be deemed to be the beneficial owner of, in the aggregate, 2,374,300 Shares of Class A Common Stock and 561,250 shares of Class A Common Stock issuable upon exercise of warrants. The aggregate purchase price of the Shares purchased by the Reporting Persons collectively was approximately $23,818,227.00. The source of funding for these Shares was the general working capital of the respective purchasers.

Item 4. Purpose of Transaction

All of the shares of Common Stock reported herein as being beneficially owned by the Reporting Persons were acquired for investment purposes.

The Reporting Persons may, from time to time and at any time: (i) acquire additional Shares and/or other equity, debt, notes, instruments or other securities (collectively, “Securities”) of the Issuer and/or its subsidiaries in the open market or otherwise; (ii) dispose of any or all of their Securities in the open market or otherwise; or (iii) engage in any hedging or similar transactions with respect to the Securities.

Except as set forth above, the Reporting Person has no plans or proposals that relate to or would result in any of the actions described in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)    The Reporting Persons may be deemed to beneficially own, in the aggregate, 2,374,300 Shares of Class A Common Stock and 561,250 shares of Class A Common Stock issuable upon exercise of warrants representing approximately 25.40% of the Issuer’s outstanding Shares (based upon the 10,991,100 Shares stated to be outstanding by the Issuer in the Issuer’s Form 8-K filed on April 11, 2013).

(b)   For purposes of this Schedule 13D:

Hawkeye Capital Master, a pooled investment vehicle organized as a Cayman Islands series trust, owns 2,374,300 Shares of Class A Common Stock and 561,250 shares of Class A Common Stock issuable upon exercise of warrants which may be deemed to be beneficially owned by each Reporting Person by virtue of their relationship to Hawkeye Capital Master, and to which Richard A. Rubin has sole voting and dispositive power in his role as Managing Member of Hawkeye Capital Management, LLC, the manager of Hawkeye Capital Master. Each of Hawkeye and Mr. Rubin disclaims beneficial ownership of such Shares for all other purposes.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

N/A

Item 7. Material to Be Filed as Exhibits

1.	Joint Filing Agreement of the Reporting Persons

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 16, 2013

Hawkeye Capital Master

By:
Richard A. Rubin
Managing Member of Hawkeye Capital Management, LLC, Manager of Hawkeye Capital Master

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 16, 2013

Richard A. Rubin

By:
Richard A. Rubin

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 16, 2013

Hawkeye Capital Management, LLC

By:
Richard A. Rubin
Managing Member

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

The following sets forth the name, position, and principal occupation of each director and executive officer of each of the Reporting Persons. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Hawkeye Capital Management, LLC, 800 Third Avenue, 9th Floor, New York, NY 10022. To the best of the Reporting Persons’ knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the Reporting Persons own any Shares.

HAWKEYE CAPITAL MANAGEMENT, LLC

Name Position

Richard A. Rubin Managing Member

Brian Peduto Chief Financial Officer

Matthew Hardin Chief Compliance Officer

HAWKEYE CAPITAL MASTER

Name Position

Hawkeye Capital Management, LLC Manager

 Exhibit 1

JOINT FILING AGREEMENT

The undersigned, the Reporting Persons named in this Schedule 13D, hereby agree that this Schedule 13D is filed on a combined basis on behalf of each of them and that each Reporting Person is individually responsible for the timely filing of any amendments to this Schedule 13D.  Each Reporting Person further agrees that it is responsible for the completeness and accuracy of the information concerning such Reporting Persons, respectively, contained in this Schedule 13D and that it is not responsible for the completeness or accuracy of the information concerning the other Reporting Persons.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 16th day of April, 2013.

Richard A. Rubin

Hawkeye Capital Management, LLC
by Richard A. Rubin, Managing Member

Hawkeye Capital Master
by Richard A. Rubin,
Managing Member of Hawkeye Capital Management, LLC,
Manager of Hawkeye Capital Master